PROSPECTUS SUPPLEMENT                 Filed pursuant to Rules 424(b)(5) and (c)
To Prospectus Dated February 23, 1996                 Registration No. 333-1189


                                   $82,500,000

                               TELXON CORPORATION

                 5 3/4% Convertible Subordinated Notes Due 2003
                                       and
                                    Shares of
                                  Common Stock
                        Issuable Upon Conversion Thereof

                              --------------------

     This Prospectus Supplement ("Supplement") covers the resales by the selling securityholders named in the table below (the "Selling Securityholders") of the respective principal amounts there indicated of 5 3/4% Convertible Subordinated Notes due 2003 (the "Notes") of Telxon Corporation, a Delaware corporation (the "Company"). The Notes were issued in a private placement on December 12, 1995 (the "Debt Offering") and subsequently registered, together with up to 3,000,000 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of the Company which are initially issuable upon the conversion of the Notes (the "Conversion Shares"), for resale from time to time by the holders thereof pursuant to Registration No. 333-1189 (the "Registration Statement"). This Supplement should be read in conjunction with the Prospectus, dated February 23, 1996 (the "Prospectus"), to be delivered with this Supplement. All capitalized terms used but not defined in this Supplement shall have the meanings given them in the Prospectus.

     Based on information provided to the Company by Pecks Management Partners Ltd. as agent for the Selling Securityholders, the Selling Securityholders hold the respective principal amounts of Notes set forth below and, as indicated, each is selling, as principal, all of the Notes it currently holds pursuant to this Supplement:

                                                                 TOTAL                     AMOUNT
                SELLING SECURITYHOLDER                         HOLDINGS                  BEING SOLD
                ----------------------                         --------                  ----------
       Delaware State Employees Retirement Fund                 1,500,00                    500,000

 Declaration of Trust for the Defined Benefit Plan of            450,000                    150,000
              ICI American Holdings Inc.

 Declaration of Trust for the Defined Benefit Plan of            300,000                    100,000
                 ZENCA Holdings Inc.

       Thermo Electron Balanced Investment Fund                  320,000                    200,000

    General Motors Employees Domestic Group Trust              3,350,000                  1,595,000

  Christian Science Trustees for Gifts & Endowments              140,000                     65,000

     First Church of Christ, Scientist-Endowment                 140,000                     65,000

Each of the sales by the Selling Securityholders is being effected through Pecks Management Partners Ltd. their common registered investment advisor. Additional selling securityholders or other information concerning the Selling Securityholders may be set forth from time to time in additional prospectus supplements. The total outstanding aggregate principal amount of Notes is $82,500,000.

     The Notes are unsecured and subordinated to all existing and future Senior Indebtedness and are effectively subordinated to all existing and future indebtedness and other liabilities of subsidiaries of the Company. At December 31, 1997, the Company had approximately $10.3 million of outstanding indebtedness constituting Senior Indebtedness and the subsidiaries of the Company had approximately $18.1 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and approximately $0.5 million in subsidiaries' notes and letters of credit guaranteed by the Company which are included in the amount of Senior Indebtedness) to which the Notes were effectively subordinated. The Indenture contains no limitations on the incurrence of additional indebtedness or other liabilities by the Company and its subsidiaries. See "Description of Notes-Subordination of Notes" in the Prospectus. The Notes are convertible into Common Stock at the option of the holder at any time after February 10, 1996 and at or before maturity, unless previously redeemed, at a conversion price of $27.50 per share (equivalent to a conversion rate of approximately 36.36 shares per $1,000 principal amount of Notes), subject to adjustment in certain events. See "Description of Notes-Conversion of Notes" in the Prospectus. The Notes are redeemable at the Company's option at any time on or after January 5, 1999, as a whole or, from time to time, in part, at prices (expressed as percentages of the principal amount), together with accrued interest at prices ranging from 103.2857% during 1999 to 100.8214% during 2002. Additionally, in the event any Repurchase Event (as defined) occurs, each holder of Notes may require the Company to repurchase all or any part of the holder's Notes at 100% of the principal amount thereof plus accrued interest to the repurchase date. See "Description of Notes-Repurchase at Option of Holders Upon Repurchase Event" in the Prospectus. Interest is payable semiannually on January 1 and July 1 of each year at 5 3/4% per annum commencing July 1, 1996. See "Description of Notes-General" in the Prospectus.

     Following their original issuance by the Company, the Notes have been resold by the initial and subsequent purchasers thereof to qualified institutional buyers in transactions exempt from registration under Rule 144A under the Securities Act. Prior to this offering, there has been no public market for the Notes. However, the Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes sold pursuant to the Registration Statement (including those covered by this Supplement) will no longer be eligible for trading in the PORTAL Market. The Conversion Shares have been authorized for listing on the NASDAQ National Market ("NNM") upon official notice of issuance. The Company's Common Stock is traded on the NNM under the symbol TLXN. On April 23, 1998, the Company had 16,067,086 shares of issued and outstanding Common Stock, and on April 23, 1998, the last reported sale price of the Common Stock on the NNM was $33.50 per share.





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     Selling securityholders may offer Notes or Conversion Shares from time to time to purchasers directly or through underwriters, dealers or agents. Such Notes or Conversion Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Each selling securityholder will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis.

     The Company will not receive any of the proceeds from the sale of any of the Notes or Conversion Shares by the Selling Securityholder. Expenses of preparing and filing the Registration Statement, the Prospectus, this Supplement and all other prospectus supplements are borne by the Company.

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS AND THE COMPANY'S FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION SUBSEQUENT TO THE DATE OF THE PROSPECTUS AND INCORPORATED BY REFERENCE THEREIN FOR A DISCUSSION OF CERTAIN FACTORS WHICH PROSPECTIVE INVESTORS SHOULD CONSIDER PRIOR TO AN INVESTMENT IN THE NOTES OR CONVERSION SHARES. ALSO, SEE THE COMPANY'S CURRENT REPORT ON FORM 8-K DATED APRIL 21, 1998 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE DATE HEREOF, AND WHICH IS INCORPORATED HEREIN BY REFERENCE, FOR A DISCUSSION OF RECENT DEVELOPMENTS RELATING TO EVENTS THAT HAVE OCCURRED SUBSEQUENT TO THE DATE OF THE PROSPECTUS. THE 8-K REPORT REFERS TO: (I) AN ARTICLE PUBLISHED IN THE WALL STREET JOURNAL REPORTING A LETTER FROM SYMBOL TECHNOLOGIES, INC. ("SYMBOL") TO THE COMPANY IN WHICH SYMBOL OFFERED TO PURCHASE THE COMPANY; AND (II) THE COMPANY'S PRESS RELEASE ISSUED IN RESPONSE TO
SYMBOL'S EXPRESSION OF INTEREST IN A BUSINESS COMBINATION WITH THE COMPANY.


                                 -------------


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.


                                 -------------


            The date of this Prospectus Supplement is April 27, 1998




                                      S-3